UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

LIFECORE BIOMEDICAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

514766104

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

600 Third Avenue

New York, New York 10016

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2022

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,972,853 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,972,853 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,853 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,233,865 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,233,865 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,865 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 836,965 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 836,965 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 836,965 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan 13-3873998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,350 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 367,350 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,350 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* EP

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,206,718 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,206,718 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,206,718 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 836,965 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 836,965 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 836,965 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,477 (1) (See Item 5)
	8	SHARED VOTING POWER 4,411,033 (See Item 5)
	9	SOLE DISPOSITIVE POWER 51,477 (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,411,033 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,462,510 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* IN

(1)	Excludes right to buy 7,059 restricted stock units that are not exercisable within 60 days of the date hereof (the “RSU Rights”), which restricted stock units convert into the Common Stock (as defined below) on a 1 for 1 basis.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,411,033 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,411,033 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,411,033 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Amendment No. 6 (the “Amendment No. 6”) amends the Statements of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on June 14, 2012, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on October 2, 2012, Amendment No. 2 filed on October 17, 2014, Amendment No. 3 filed with the Securities and Exchange Commission on May 24, 2018, Amendment No. 4 filed with the Securities and Exchange Commission on April 20, 2021, and Amendment No. 5 filed with the Securities and Exchange Commission on January 20, 2022 (collectively, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Common Stock”) of Lifecore Biomedical, Inc. (formerly known as Landec Corporation), a Delaware corporation with its principal executive office at 2811 Airpark Drive, Santa Maria, California 93455 (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $37,978,969 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by addition of the following:

This Schedule 13D is filed by the Wynnefield Reporting Persons to report the acquisition of shares of Common Stock that increase the Wynnefield Reporting Persons’ beneficial ownership (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of the Common Stock of the Issuer by more than 1% from the amounts previously reported on Amendment No. 5, previously filed on January 20, 2022.

On November 25, 2022, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with each of Partners I, Partners and Offshore (collectively, the “Purchasers”). Pursuant to the Purchase Agreement, the Issuer agreed to sell an aggregate of 627,746 shares of its Common Stock for aggregate gross proceeds of approximately $5.0 million (the “Offering”). The purchase price for each share of Common Stock was $7.97. The Offering closed on November 25, 2022. Pursuant to the Purchase Agreement, the Issuer granted the Purchasers certain piggyback registration rights and agreed, among other things, to indemnify such parties under any registration statement filed that includes the Shares from certain losses, claims, damages and liabilities.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on November 25, 2022 (and is incorporated by reference herein as Exhibit 99.4).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of November 25, 2022, the Wynnefield Reporting Persons beneficially owned in the aggregate 4,462,510 shares of Common Stock, constituting approximately 14.8% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 30,223,300 shares of Common Stock outstanding, which is comprised of (i) 29,595,554 shares of Common Stock outstanding as of October 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 28, 2022, filed with the Commission on October 7, 2022; and (ii) 627,746 shares of Common Stock that were issued to the Purchasers in the Offering.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Partners I	1,972,853	6.5%
Partners	1,233,865	4.1%
Offshore	836,965	2.8%
Plan	367,350	1.2%
Nelson Obus	51,477 (1)	0.2%

(1)	Excludes 7,059 RSU Rights that are not exercisable within 60 days of the date hereof.

WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Partners and Partners I beneficially own. WCM, as the sole general partner of Partners and Partners I, has the sole power to direct the voting and disposition of the Common Stock that Partners and Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Offshore beneficially owns. WCI, as the sole investment manager of Offshore, has the sole power to direct the voting and disposition of the Common Stock that Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of the Plan and accordingly, Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of the Plan, shares with the other the power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 4,462,510 shares of Common Stock, constituting approximately 14.8% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 30,223,300 shares of Common Stock outstanding, which is comprised of (i) 29,595,554 shares of Common Stock outstanding as of October 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 28, 2022, filed with the Commission on October 7, 2022; and (ii) 627,746 shares of Common Stock that were issued to the Purchasers in the Offering.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D, except for the 51,477 shares of Common Stock directly beneficially owned by Mr. Obus, which he does not disclaim.

The Wynnefield Reporting Persons have engaged in the following transactions involving shares of Common Stock during the last 60 days.

Name	Date	Number of Shares	Purchase/Sale	Price Per Share
Partners I	10/24/2022	103,000	Purchase	$8.09
Partners	10/24/2022	64,000	Purchase	$8.09
Offshore	10/24/2022	33,000	Purchase	$8.09
Plan	10/24/2022	50,000	Purchase	$8.09
Partners I	11/25/2022	345,260	Purchase	$7.97
Partners	11/25/2022	188,324	Purchase	$7.97
Offshore	11/25/2022	94,162	Purchase	$7.97

(d) and (e). Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D is amended as follows:

The disclosure set forth in Item 4 of this Amendment No. 6 is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended as follows:

Exhibit 99.4	Securities Purchase Agreement, dated November 25, 2022, by and among Lifecore Biomedical, Inc., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund Ltd. (filed as Exhibit 10.1 to the Lifecore Biomedical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2022 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 2, 2022

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT SHARING & MONEY PURCHASE PLAN

By: /s/ Nelson Obus

Nelson Obus, Co-Trustee

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually